SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

LINGAS VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

535738 108
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
(516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)
________________________
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Hagen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 49,019,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 49,019,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,019,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 48,019,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 48,019,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,019,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.56%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Brandt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 48,019,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 48,019,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,019,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.56%
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Eric Hagen, Jonathan Hunt and Steven Brandt (collectively, the “Reporting Persons”), with respect to the common stock of Lingas Ventures, Inc. (the “Issuer”) filed on April 17, 2014 (the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2014, the Board of Directors of the Issuer authorized compensation to each of Hagan, Hunt and Brandt in the amount of (i) $7,500 payable in cash each 30 days and (ii) $7,500 in shares of common stock of the Issuer, to be valued at a 50% discount to the trading price for the previous 20 days. Accordingly, each of the Reporting Persons were issued an additional 19,000 shares of common stock from the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) As of March 31, 2014, (i) Hagen is deemed the beneficial owner of 49,019,000 shares of Common Stock representing 16.9% of the Issuer’s outstanding Common Stock, (ii) Hunt is deemed the beneficial owner of 48,019,000 shares of Common Stock representing 16.56% of the Issuer’s outstanding Common Stock, and (iii) Brandt is deemed the beneficial owner of 48,019,000 shares of Common Stock representing 16.56% of the Issuer’s outstanding Common Stock. The foregoing percentages are based upon 290,057,009 shares of Common Stock outstanding.

(b) Hagen has the sole power to vote or to direct the vote of 49,019,000 shares and to dispose of or to direct the disposition of 49,019,000 shares of Common Stock. Hunt has the sole power to vote or to direct the vote of 48,019,000 shares and to dispose of or to direct the disposition of 48,019,000 shares of Common Stock. Brant has the sole power to vote or to direct the vote of 48,019,000 shares and to dispose of or to direct the disposition of 48,019,000 shares of Common Stock.

(c) Other than the purchase described in Item 3 above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock.

(d) No entity or person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock that are held by the Reporting Persons reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2014

/s/ Eric Hagen Eric Hagen /s/ Jonathan Hunt Jonathan Hunt /s/ Steven Brandt Steven Brandt